Exhibit 99.74

Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Unaudited)

(Expressed in millions of U.S. dollars)

Torex Resources Inc. | TSX: TXR

Table of Contents

Condensed Consolidated Interim Statements of Financial Position		3

Condensed Consolidated Interim Statements of Operations and Comprehensive Income		4

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity		5

Condensed Consolidated Interim Statements of Cash Flows		6

Notes to the Condensed Consolidated Interim Financial Statements		7

1.	Corporation Information	7

2.	Basis of Preparation	7

3.	Material Accounting Policy Information	7

4.	Acquisition of Reyna Silver Corp.	8

5.	Acquisition of Prime Mining Corp.	9

6.	Inventory	10

7.	Prepaid Expenses and Other Current Assets	10

8.	Property, Plant and Equipment	11

9.	Debt	12

10.	Lease-Related Obligations	13

11.	Share Capital	14

12.	Share-Based Payments	14

13.	Metal Sales	17

14.	Derivative Contracts	17

15.	Earnings Per Share	20

16.	Supplemental Cash Flow Information	21

17.	Financial Instruments and Financial Risk Management	21

18.	Segmented Information	21

19.	Commitments	24

2

Torex Resources Inc. | TSX: TXR

Torex Resources Inc. (formerly Torex Gold Resources Inc.)

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Millions of U.S. dollars	Note	September 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		$225.9	$119.5
Derivative contracts	14	0.5	0.3
Value-added tax receivables		75.9	62.2
Trade receivables	13	85.3	72.8
Inventory	6	195.9	190.5
Prepaid expenses and other current assets	7	32.7	25.9

		616.2	471.2
Non-current assets:
Value-added tax receivables		2.4	3.1
Other non-current assets	10	4.5	17.0
Deferred income tax assets		226.8	214.7
Property, plant and equipment	8	2,354.2	2,319.4

Total assets		$3,204.1	$3,025.4

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		$199.9	$190.6
Income taxes payable		191.2	171.0
Lease-related obligations	10	24.8	36.5
Derivative contracts	14	0.8	8.5

		416.7	406.6
Non-current liabilities:
Derivative contracts	14	2.1	—
Other non-current liabilities	12	5.1	19.6
Debt	9	—	27.6
Lease-related obligations	10	69.3	69.1
Decommissioning liabilities		69.8	73.2
Deferred income tax liabilities		2.7	2.7

Total liabilities		$565.7	$598.8

Shareholders’ equity:
Share capital	11	$1,398.6	$1,455.4
Contributed surplus		24.6	28.0
Other reserves		(56.6)	(56.6)
Retained earnings	11	1,271.8	999.8

Total shareholders’ equity		$2,638.4	$2,426.6

Total liabilities and shareholders’ equity		$3,204.1	$3,025.4

Subsequent event (Note 1)

Commitments (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Torex Resources Inc. | TSX: TXR

Torex Resources Inc. (formerly Torex Gold Resources Inc.)

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(unaudited)

		Three Months Ended		Nine Months Ended
Millions of U.S. dollars, except per share amounts	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Revenue
Metal sales	13	$555.0	$416.4	$1,501.2	$840.3
Cost of sales
Production costs		166.9	140.0	484.4	311.3
Royalties		17.7	13.6	50.1	28.2
Depreciation and amortization		60.4	53.7	165.7	114.5

Earnings from mine operations		$310.0	$209.1	$801.0	$386.3
General and administrative expenses	12	15.5	20.0	35.6	50.4
Exploration and evaluation expenses		16.7	7.6	38.2	19.9

		$32.2	$27.6	$73.8	$70.3

Derivative loss (gain), net	14	4.8	(0.1)	(7.2)	(8.0)
Finance costs and other, net		2.0	7.2	4.0	15.0
Foreign exchange loss		0.4	0.2	0.2	1.3

		$7.2	$7.3	$(3.0)	$8.3

Income before income taxes		$270.6	$174.2	$730.2	$307.7
Current income tax expense		100.5	94.5	265.4	135.1
Deferred income tax expense (recovery)		14.9	(34.7)	(11.7)	(64.0)

Net income and comprehensive income		$155.2	$114.4	$476.5	$236.6

Earnings per share
Basic	15	$1.68	$1.33	$5.08	$2.75
Diluted	15	$1.67	$1.31	$5.05	$2.71

Weighted average number of common shares outstanding
Basic	15	92,501,366	86,095,076	93,716,067	86,142,060
Diluted	15	93,107,606	87,458,380	94,370,871	87,382,825

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Torex Resources Inc. | TSX: TXR

Torex Resources Inc. (formerly Torex Gold Resources Inc.)

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(unaudited)

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2025	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9
Exercise of stock options	13,126	0.1	(0.1)	—	—	—
Redemption of restricted share units	2,333	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs	202,438	4.2	—	—	—	4.2
Shares repurchases, net of tax	(239,204)	(2.7)	—	—	(4.5)	(7.2)
Net income	—	—	—	—	236.6	236.6

Balance, September 30, 2025	85,970,516	$1,035.0	$24.1	$(56.6)	$862.1	$1,864.6

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2026	95,676,209	$1,455.4	$28.0	$(56.6)	$999.8	$2,426.6
Redemption of restricted share units (Note 12)	1,931	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs (Note 12)	89,396	4.6	—	—	—	4.6
Exercise of stock options assumed pursuant to the Prime Mining Corp. (“Prime Mining”) acquisition (Notes 11 and 12)	197,199	9.2	(3.4)	—	—	5.8
Exercise of warrants assumed pursuant to the Prime Mining acquisition (Note 11)	2,521	0.1	—	—	—	0.1
Share repurchases, net of tax (Note 11)	(4,888,626)	(70.8)	—	—	(172.5)	(243.3)
Dividends paid (Note 11)	—	—	—	—	(32.0)	(32.0)
Net income	—	—	—	—	476.5	476.5

Balance, September 30, 2026	91,078,630	$1,398.6	$24.6	$(56.6)	$1,271.8	$2,638.4

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Torex Resources Inc. | TSX: TXR

Torex Resources Inc. (formerly Torex Gold Resources Inc.)

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

		Three Months Ended		Nine Months Ended
Millions of U.S. dollars	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Operating activities:
Net income		$155.2	$114.4	$476.5	$236.6
Adjustments for:
Share-based compensation expense	12	2.1	2.0	6.4	6.1
Cash settlement of share-based compensation		—	—	(30.3)	(9.1)
Loss on remeasurement of share-based payments	12	4.8	10.7	5.2	24.5
Depreciation and amortization		60.7	53.9	166.4	114.8
Derivative contracts	14	6.2	2.8	(5.8)	(8.1)
Unrealized foreign exchange gain		(0.1)	(8.1)	(2.1)	(6.4)
Finance costs and other, net		2.0	7.2	4.0	15.0
Interest received		5.3	1.3	10.2	4.2
Income tax expense		115.4	59.8	253.7	71.1
Tax credit applicable to production costs		(0.1)	—	(0.2)	(0.3)
Income taxes paid		(53.7)	(40.0)	(246.9)	(166.8)

Net cash generated from operating activities before changes in non-cash operating working capital		$297.8	$204.0	$637.1	$281.6
Changes in non-cash operating working capital	16	(66.8)	(17.2)	(28.7)	(36.9)

Net cash generated from operating activities		$231.0	$186.8	$608.4	$244.7

Investing activities:
Additions to property, plant and equipment		(67.1)	(60.9)	(177.4)	(285.2)
Borrowing costs capitalized to property, plant and equipment		—	—	—	(1.7)
Value-added tax receivables, net		(4.3)	(0.8)	0.9	13.1
Acquisition of Reyna Silver Corp., net of cash received	4	—	(26.4)	—	(27.2)

Net cash used in investing activities		$(71.4)	$(88.1)	$(176.5)	$(301.0)

Financing activities:
Share repurchases	11	(83.9)	(7.2)	(238.9)	(7.2)
Dividends paid	11	(10.8)	—	(32.0)	—
Proceeds from the exercise of stock options and warrants assumed pursuant to the Prime Mining acquisition		1.9	—	5.9	—
Repayment on Debt Facility	9	—	(75.0)	(30.0)	(100.0)
Proceeds from Debt Facility	9	—	—	—	190.0
Lease payments		(6.5)	(4.8)	(17.2)	(12.1)
Other borrowing costs paid		(2.7)	(7.8)	(12.8)	(17.1)
Transaction costs for Debt Facility	9	(0.7)	—	(0.7)	(1.0)

Net cash (used in) generated from financing activities		$(102.7)	$(94.8)	$(325.7)	$52.6

Effect of foreign exchange rate changes on cash and cash equivalents		$(0.4)	$0.2	$0.2	$0.6

Net increase (decrease) in cash and cash equivalents		$56.5	$4.1	$106.4	$(3.1)
Cash and cash equivalents, beginning of period		$169.4	$103.0	$119.5	$110.2

Cash and cash equivalents, end of period		$225.9	$107.1	$225.9	$107.1

Supplemental Cash Flow Information (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 1. Corporation Information

Torex Resources Inc. (formerly Torex Gold Resources Inc.) (the “Company” or “Torex”) is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico (Note 5) and a portfolio of early-stage exploration projects (Note 4), including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon project in Nevada, USA.

The Company is a corporation governed by the Business Corporations Act (Ontario). Its registered address is 130 King Street West, Suite 740, Toronto, Ontario, Canada, M5X 2A2. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol TXR (formerly TXG). Effective October 28, 2026, the Company changed it’s corporate name from Torex Gold Resources Inc. to Torex Resources Inc.

These unaudited condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) of the Company for the three and nine months ended September 30, 2026 include the accounts of the Company and its subsidiaries.

Note 2. Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by IFRS Accounting Standards as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on November 3, 2026.

Basis of Consolidation

These consolidated financial statements comprise the financial statements of Torex and the accounts of the Company’s wholly owned subsidiaries. All intragroup assets, liabilities, equity, revenue, expenses, and cash flows relating to transactions between entities of the group have been eliminated.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases.

Note 3. Material Accounting Policy Information

Accounting Policies

The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Significant Judgments, Estimates and Assumptions

The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025.

7

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Accounting Pronouncements

Recent Accounting Pronouncements Issued but not yet Effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

In April 2024, the IASB issued IFRS 18 which replaces IAS 1, Presentation of Financial Statements, for reporting periods beginning on or after January 1, 2027. The Company will retroactively adopt IFRS 18 effective January 1, 2027. Accordingly, comparative information presented in the financial statements will be restated to conform to the new presentation and disclosure requirements. IFRS 18 does not change the recognition or measurement of assets, liabilities, revenue, expenses or cash flows but introduces significant changes to the presentation and disclosure of financial information.

The Company is in the process of completing its assessment of the adoption of IFRS 18. The most significant impacts are expected to arise from the following:

•

Items of income and expense in the Statement of Operations and Comprehensive Income will be grouped into new categories, resulting in new subtotals and line items, including operating profit, as well as changes to the calculation of certain existing subtotals.

•

The presentation of interest received in the Statement of Cash Flows will change. Interest received will be classified as an investing cash flow rather than an operating cash flow. In addition, operating profit will replace net income as the starting point for determining cash flows from operating activities.

•

The Company’s use of non-Generally Accepted Accounting Principles (“non-GAAP”) measures in communications outside the consolidated financial statements that qualify as Management-Defined Performance Measures (“MPMs”), as defined by IFRS 18, will require note disclosures within the financial statements. These disclosures will include reconciliations of each MPM to the most directly comparable subtotal specified by IFRS 18, including the related tax and non-controlling interest effects, explanations of each measure, and disclosures regarding any changes to MPMs. The Company is currently evaluating which of its non-GAAP measures meet the definition of an MPM and believes that the following measures will meet the definition: Adjusted Net Earnings, EBITDA, and Adjusted EBITDA.

Note 4. Acquisition of Reyna Silver Corp.

On June 22, 2025, the Company entered into a definitive agreement with Reyna Silver Corp. (“Reyna Silver”) to acquire all of Reyna Silver’s issued and outstanding common shares (“Reyna Silver Shares”) (other than Reyna Silver Shares already held by Torex). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and subsequent to Reyna Silver shareholder approval, the Company completed the acquisition of all of the issued and outstanding Reyna Silver Shares not already held by Torex (the “Reyna Silver Transaction”) on August 20, 2025, based on a price of C$0.13 per Reyna Silver Share, and all the Reyna Silver restricted share units, warrants and options outstanding immediately before closing were settled in cash and formed part of the consideration paid.

In connection with the Reyna Silver Transaction, on June 27, 2025, the Company purchased 11,578,947 units (“Units”) in Reyna Silver in a non-brokered private placement. Each Unit consisted of one Reyna Silver Share and one common share purchase warrant at an exercise price of C$0.13 per unit. The fair value of the Units on the acquisition closing date was $1.1 and formed part of the consideration paid. The Company also incurred change of control payments totalling $0.6.

As a result of the Reyna Silver Transaction, the Company acquired early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

8

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Management determined that the acquisition of Reyna Silver did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”). Accordingly, the Company accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Reyna Silver, was allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price was then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Cash consideration paid, including transaction costs	$26.3
Fair value of previously held equity interest in Reyna Silver	1.1

Total consideration paid	$27.4

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$0.2
Value-added tax receivables	0.7
Prepaid expenses and other current assets	0.1
Property, plant and equipment	27.3
Accounts payable and accrued liabilities	(0.9)

Net assets acquired	$27.4

The Reyna Silver exploration properties have been recognized as part of the Corporate and Other reportable segment (Note 18).

Note 5. Acquisition of Prime Mining Corp.

On July 28, 2025, the Company announced that it had entered into a definitive agreement (the “Prime Mining Arrangement Agreement”) with Prime Mining to acquire all of the issued and outstanding Prime Mining common shares (the “Prime Mining Shares”). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Prime Mining Transaction”), the Company completed the acquisition of all of the issued and outstanding Prime Mining Shares on October 22, 2025, in which Prime Mining shareholders received 0.060 of a common share of Torex (each whole share, a “Torex Share”) for each Prime Mining Share held (the “Exchange Ratio”). The Exchange Ratio represented a price of C$2.57 per Prime Mining Share based on the closing price of the Torex Shares on the TSX on July 25, 2025. As a result of the transaction, Torex issued approximately 10.2 million Torex Shares and settled certain related tax obligations, which implied an equity value for Prime Mining of $426.5 (C$598.0 million), based on Torex’s share price at the time of closing. In addition, the adjustment of the stock options and warrants assumed pursuant to the Prime Mining acquisition by Torex (Notes 11 and 12) had an implied equity value of $5.6 (C$7.8 million) at the date of the transaction. The Company also incurred transaction costs totalling $3.9.

As a result of the Prime Mining Transaction, Torex acquired a 100% interest in Prime Mining’s Los Reyes gold-silver project in Sinaloa, Mexico.

The acquisition resulted in adjustments to the stock options and warrants assumed pursuant to the Prime Mining acquisition. An option holder or warrant holder is entitled to receive 0.060 Torex Share for each Prime Mining common share that was issuable upon the exercise of such stock options or warrants assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number).

9

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Management determined that the acquisition of Prime Mining did not meet the definition of a business combination in accordance with IFRS 3. Accordingly, the Company accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Prime Mining, was allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price was then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Fair value of 10,169,618 Torex Shares issued	$423.3
358,643 stock options and 14,301 warrants assumed pursuant to the Prime Mining acquisition	5.6
Cash consideration paid, including the settlement of certain related tax obligations and transaction costs	7.3

Total consideration paid	$436.2

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$13.6
Value-added tax receivables – current	1.4
Prepaid expenses and other current assets	3.7
Value-added tax receivables – non-current	2.7
Property, plant and equipment	418.2
Accounts payable and accrued liabilities	(3.4)

Net assets acquired	$436.2

The Prime Mining exploration property has been recognized as part of the Corporate and Other reportable segment (Note 18).

Note 6. Inventory

	September 30,	December 31,
	2026	2025
Stockpiled ore	$89.9	$82.5
In-circuit	7.5	9.9
Finished goods	11.5	21.9
Materials and supplies	87.0	76.2

	$195.9	$190.5

The amount of depreciation included in inventory as at September 30, 2026 was $57.7 (December 31, 2025 – $59.0). As at September 30, 2026, materials and supplies are shown net of a provision of $3.3 (December 31, 2025 – $7.3). For the nine months ended September 30, 2026, $4.0 was recorded as a reversal of a provision for materials and supplies (nine months ended September 30, 2025 – provision of $1.1). The Company has a secured debt facility (the “Debt Facility”) (Note 9) that is secured by all the material assets, including inventory, of the Company and its material subsidiaries.

Note 7. Prepaid Expenses and Other Current Assets

	September 30, 2026	December 31, 2025
Prepayments	$29.1	$23.1
Other current assets	3.6	2.8

	$32.7	$25.9

10

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 8. Property, Plant and Equipment

	Mexico				USA	Canada
	Mineral Property	Property & Equipment	Construction in Progress	Exploration & Evaluation	Exploration & Evaluation	Property & Equipment	Total
Net book value as at
December 31, 2025	$178.8	$1,617.8	$67.6	$437.2	$17.3	$0.7	$2,319.4
Additions	—	101.3	91.6	8.5	3.0	1.0	205.4
Closure and rehabilitation	—	(6.0)	—	—	—	—	(6.0)
Depreciation	(14.5)	(148.4)	—	(1.6)	—	(0.1)	(164.6)

Net book value as at September 30, 2026	$164.3	$1,564.7	$159.2	$444.1	$20.3	$1.6	$2,354.2

For the nine months ended September 30, 2026, property, plant and equipment additions included $nil of capitalized borrowing costs (year ended December 31, 2025 – $1.8). As at September 30, 2026, property, plant and equipment included, net of accumulated depreciation, $14.4 of capitalized borrowing costs (December 31, 2025 – $15.7) and $21.4 related to the decommissioning liabilities for the Morelos Complex (December 31, 2025 – $38.1). Included within property and equipment, net of accumulated depreciation, are right-of-use assets (Note 10) of $18.1 as at September 30, 2026 for leases of light vehicles, plant equipment, office space and a solar plant (December 31, 2025 – $18.7). In addition, included within property and equipment, net of accumulated depreciation, are IFRS 9, Financial Instruments (“IFRS 9”) lease assets (Note 10) of $73.2 as at September 30, 2026 for leases of primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations (December 31, 2025 – $69.1).

Effective May 1, 2025, Media Luna entered the production stage. As a result, during the year ended December 31, 2025, the Company transferred the following amounts from construction in progress: $11.1 to inventory, $138.3 to mineral property and $1,186.6 to property and equipment.

Exploration and Evaluation Assets

On October 22, 2025, as a result of the Prime Mining Transaction (Note 5), the Company acquired the Los Reyes gold-silver project in Sinaloa, Mexico.

On August 20, 2025, as a result of the Reyna Silver Transaction (Note 4), the Company acquired a portfolio of early-stage exploration properties, including the 100% owned Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and options to earn a 100% interest in Gryphon and a 100% interest in the Medicine Springs, both located in Nevada, USA.

During the three months ended March 31, 2026, the Company paid $0.3 to the optionors, and exercised its option to acquire a 100% interest in Medicine Springs. During the three months ended June 30, 2026, the Company paid $2.2 to repurchase an outstanding Net Smelter Royalty (“NSR”) on the Medicine Springs property. There are two NSRs for the Medicine Springs property, totalling 2%, that remain outstanding.

The Company, through its wholly-owned subsidiary Reyna Silver, has an option to acquire a 70% interest in the Gryphon Summit through a series of payments and property expenditures. During the nine months ended September 30, 2026, a payment of C$0.2 million was made in lieu of shares of Reyna Silver with a final related payment of C$0.8 million required on or before April 30, 2027, and a payment of $0.3 in respect of an option payment due in October 2026. In addition, property expenditures under the option agreement remain in good standing with total property expenditures exceeding the contracted $5.5 threshold as of April 30, 2026. Approximately $4.0 of additional property expenditures are required by April 30, 2027 in order to reach the aggregate total commitment of $9.5. Following completion of the option agreement, a joint-venture (“JV”) will be created to hold the Gryphon Summit. Reyna Silver will have the option to increase its ownership

11

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

in the JV to 100% from 70% by making certain additional property expenditures and certain payments to the JV counterparty within four years.

Note 9. Debt

	September 30, 2026	December 31, 2025
Debt:
Debt Facility	$—	$27.6

Non-current portion of debt, net of deferred finance charges	$—	$27.6

Debt Facility

On July 6, 2026, the Company and its subsidiary, Minera Media Luna, S.A. de C.V. (as co-borrowers) executed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, maintaining the capacity of the Debt Facility at $350.0. The Debt Facility includes an accordion feature for an additional $200.0 in available capacity at the discretion of the lenders.

As at September 30, 2026, the Debt Facility was fully undrawn and the Company had utilized $13.1 for letters of credit, reducing the available credit of the Debt Facility to $336.9 (December 31, 2025 – $30.0 drawn, $13.2 and $306.8, respectively). During the nine months ended September 30, 2026, the Company fully repaid the outstanding $30.0 net on the Debt Facility (three and nine months ended September 30, 2025 – repaid $75.0 and drew $90.0, respectively).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change, and alignment with the World Gold Council’s Responsible Gold Mining Principles.

The $350.0 Debt Facility matures on June 25, 2030, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to the Amendment, the $350.0 Debt Facility matured on June 25, 2029, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 1.88% to 3% based on a leverage ratio. Prior to the Amendment, the applicable margin applied was 2.25% to 3.25% based on a leverage ratio. As at September 30, 2026, the applicable margin would be 1.88% (December 31, 2025 – 2.25%).

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5 and an interest coverage ratio of greater than or equal to 3.0. As a result of the Amendment, the covenant to maintain a tangible net worth of $1.0 billion plus 50% of positive quarterly net income no longer applies. As at September 30, 2026, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

12

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 10. Lease-related Obligations

The Company leases several assets, including light vehicles, plant equipment, mining equipment (including the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations), office space, and a solar plant.

For the three and nine months ended September 30, 2026, the total cash outflows for leases including principal and interest amounted to $8.7 and $24.0, respectively (three and nine months ended September 30, 2025 – $6.8 and $17.8, respectively).

The following table shows the lease-related obligations as at September 30, 2026 and December 31, 2025:

	September 30, 2026	December 31, 2025
Lease obligations	$91.7	$88.9
Lease-related promissory notes	2.4	16.7

	$94.1	$105.6
Less: Current portion of lease-related obligations	24.8	36.5

Non-current portion of lease-related obligations	$69.3	$69.1

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment, and personnel transport equipment for operations at Media Luna totalling $99.3. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $2.4 remains outstanding as at September 30, 2026 (December 31, 2025 – $16.7). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9. As at September 30, 2026, a corresponding $2.4 asset has been recorded in other non-current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2025 – $16.7).

As at September 30, 2026, lease obligations include $72.7 of leases for certain pieces of the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2025 – $69.4). As the Company is deemed to have control of the equipment prior to delivery, and subsequently, upon entering into the lease agreement, and control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers; therefore, IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Condensed Consolidated Interim Statements of Financial Position (Note 8).

13

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 11. Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

During the three and nine months ended September 30, 2026, 14,000 and 91,327 Torex Shares, respectively, were issued to settle vested awards under the Company’s share-based compensation plans, 55,005 and 197,199 shares, respectively, upon the exercise of stock options assumed pursuant to the Prime Mining acquisition (Note 5) and nil and 2,521 shares, respectively, upon the exercise of warrants assumed pursuant to the Prime Mining acquisition (Note 5) (year ended December 31, 2025 – 263,582 to settle vested awards under the Company’s share-based compensation plans, 73,995, and 2,960, respectively).

Normal Course Issuer Bid (“NCIB”)

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence an NCIB. Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 of Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026.

During the three and nine months ended September 30, 2026, the Company repurchased 1,755,843 and 4,888,626 Torex Shares, respectively, for $83.8 (C$117.4 million) and $238.8 (C$330.1 million), respectively, at an average price per share of $47.74 (C$66.84) and $48.85 (C$67.52), respectively (year ended December 31, 2025 – the Company repurchased 825,769 Torex Shares for $33.9 (C$47.1 million) at an average price per share of $40.96 (C$57.00)). The book value of the cancelled shares was $70.8, net of taxes of $0.3, and was recognized as a reduction to share capital and $172.5, including taxes of $4.8, as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position (year ended December 31, 2025 – $11.1, net of taxes of $0.1 and $23.4, including taxes of $0.7, respectively).

Dividends

During the three and nine months ended September 30, 2026, the Company paid dividends of $10.8 and $32.0, respectively, which are included in net cash used in financing activities in the Condensed Consolidated Interim Statements of Cash Flows (year ended December 31, 2025 – $10.2).

Note 12. Share-based Payments

The Company has the following share-based compensation plans: the Restricted Share Unit Plan (the “RSU Plan”), the Deferred Share Unit Plan (the “DSU Plan”), the Employee Share Unit Plan (the “ESU Plan”) and the stock option and omnibus equity incentive plans assumed pursuant to the acquisition of Prime Mining (collectively, the “Legacy SO Plan”). The Company had a Stock Option Plan (the “Torex SO Plan”), which was terminated as all previously outstanding stock options (“Options”) were exercised or expired in March 2025.

The ESU Plan allows for the issuance of Employee Restricted Share Units (“ERSUs”) and Employee Performance Share Units (“EPSUs”) to employees of the Company.

In May 2025, the Company introduced a new DSU Plan to provide non-executive directors with the ability to elect to receive Deferred Share Units (“DSUs”) in lieu of a cash retainer.

14

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary of the share-based compensation expense recognized during the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Restricted Share Units (“RSUs”)	$—	$—	$0.8	$0.7
DSUs	—	0.1	0.1	0.1
ERSUs	0.6	0.7	1.7	1.9
EPSUs	1.5	1.2	3.8	3.4

	$2.1	$2.0	$6.4	$6.1
Loss on remeasurement	4.8	10.7	5.2	24.5

Share-based compensation expense	$6.9	$12.7	$11.6	$30.6

RSU, DSU and ESU Plans

The following is a summary of the number and fair value of RSUs outstanding under the RSU Plan, DSUs outstanding under the DSU Plan, and ERSUs and EPSUs outstanding under the ESU Plan as at September 30, 2026 and December 31, 2025:

	Number Outstanding[1]		Fair Value
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
RSUs	106,596	126,964	$5.2	$6.1
DSUs	5,526	2,689	0.3	0.1
ERSUs	164,659	421,451	5.0	16.6
EPSUs	517,094	737,089	18.7	31.8

	793,875	1,288,193	$29.2	$54.6

1.	Outstanding units are inclusive of dividend equivalent units (“DEUs”) credited to awards upon the payment of dividends.

The current portion of the fair value of the RSUs, DSUs, ERSUs, and EPSUs was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Condensed Consolidated Interim Statements of Financial Position.

Restricted Share Units

During the nine months ended September 30, 2026, 13,092 RSUs were granted; 1,019 DEUs were issued; 34,477 RSUs were redeemed; and 2 RSUs were forfeited.

As at September 30, 2026, nil RSUs were redeemable (December 31, 2025 – nil).

Deferred Share Units

During the nine months ended September 30, 2026, 2,811 DSUs were granted; 26 DEUs were issued; and nil DSUs were redeemed.

As at September 30, 2026, nil DSUs were redeemable (December 31, 2025 – nil).

Employee Restricted Share Units

During the nine months ended September 30, 2026, 78,736 ERSUs were granted, of which 31,285 will vest in January 2027, 28,555 will vest in January 2028 and 18,896 will vest in January 2029, and have an estimated weighted average fair value at the grant date of C$70.30 per ERSU; 296,117 ERSUs were settled; 1,317 DEUs were issued; and 40,728 ERSUs were forfeited.

15

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

As at September 30, 2026, 4,385 ERSUs were redeemable (December 31, 2025 – 14,561).

Employee Performance Share Units

During the nine months ended September 30, 2026, 118,102 EPSUs were granted, of which 15,146 will vest in January 2027, 21,213 will vest in January 2028 and 81,743 will vest in January 2029 and have an estimated weighted average fair value at the grant date of C$93.39 per EPSU; 39,045 EPSUs vested as a result of the performance factor adjustment upon vesting of the 2023 EPSUs; 319,932 EPSUs were settled; 3,847 DEUs were issued; and 61,057 EPSUs were forfeited.

As at September 30, 2026, nil EPSUs were redeemable (December 31, 2025 – nil).

Stock Option Plans

Torex SO Plan

During the nine months ended September 30, 2026, no common shares were issued from the exercise of Options (nine months ended September 30, 2025 – 13,126 common shares were issued from 24,707 Options). As at September 30, 2026, no Options were outstanding and exercisable under the Torex SO Plan (December 31, 2025 – nil). The Torex SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025.

No Options exercised were exercised under the Torex SO Plan’s cashless exercise option (nine months ended September 30, 2025 – 24,707). The weighted average share price at the date of exercise of Options exercised during the nine months ended September 30, 2026 was C$nil (nine months ended September 30, 2025 – C$37.46).

Legacy SO Plan

On October 22, 2025, Torex acquired Prime Mining, which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition (Note 5). An option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining Share that was issuable upon the exercise of such stock options assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number). As at September 30, 2026, the remaining term of the stock options assumed pursuant to the Prime Mining acquisition do not exceed one year.

Based on the number of outstanding stock options assumed pursuant to the Prime Mining acquisition as at September 30, 2026, there were 2,400 Torex Shares issuable upon the exercise of such options (year ended December 31, 2025 – 281,048). During the nine months ended September 30, 2026, 197,199 Torex Shares were issued (year ended December 31, 2025 – 73,995) and 5,700 stock options assumed pursuant to the Prime Mining acquisition were cash settled (year ended December 31, 2025 – 3,600) from 202,899 stock options assumed pursuant to the Prime Mining acquisition being exercised (year ended December 31, 2025 – 77,595).

The weighted average share price at the date of exercise of stock options assumed pursuant to the Prime Mining acquisition exercised during the nine months ended September 30, 2026 was C$68.65 (year ended December 31, 2025 – C$59.40).

16

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 13. Metal Sales

Disaggregated Revenue Information

The disaggregated revenue information in respect of the three and nine months ended September 30, 2026 and 2025 is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Gold	$409.7	$325.7	$1,122.2	$704.3
Silver	33.1	19.0	116.7	29.7
Copper	100.2	61.2	277.5	94.3
Treatment, refining and other cost deductions	4.0	(2.4)	7.8	(3.6)
Provisional price adjustments	8.0	12.9	(23.0)	15.6

	$555.0	$416.4	$1,501.2	$840.3

As at September 30, 2026, the Company had copper concentrate sales awaiting final pricing as follows:

		Sales Awaiting Final Pricing (Units as at)		Average Price ($/Unit) As at1
Metal in Copper Concentrate	Unit	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Gold	Ounces	100,167	83,904	$4,313	$4,151
Silver	Ounces	957,664	620,026	65	68
Copper	Pounds	27,266,562	17,784,772	6	5

1.

Average prices represent the price per unit on copper concentrate sales awaiting final pricing at the reporting date and excludes quotational period hedges (“QP Hedges”) (Note 14) and treatment, refining and other cost deductions.

The aggregate fair value of provisionally priced copper concentrate within trade receivables as at September 30, 2026 was $63.2 (December 31, 2025 – $71.7).

17

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 14. Derivative Contracts

The following table shows the fair value of derivative contracts and their classification in the Condensed Consolidated Interim Statements of Financial Position as at September 30, 2026 and December 31, 2025:

	Classification	Fair Value as at September 30, 2026	Fair Value as at December 31, 2025
Currency contracts	Current assets	$0.5	$0.3

Total derivative assets		$0.5	$0.3

Currency contracts	Current liabilities	$0.8	$—
QP Hedges	Current liabilities	—	8.5
Currency contracts	Non-current liabilities	2.1	—

Total derivative liabilities		$2.9	$8.5

Gold Contracts

During the three and nine months ended September 30, 2026, the Company did not enter into gold contracts (In January 2025, the Company entered into gold put options for a premium of $4.7 to sell 155,000 ounces of gold between January 2025 and December 2025 at a strike price of $2,500 per ounce).

As at September 30, 2026, the Company did not have any gold put options outstanding (December 31, 2025 – nil).

Currency Contracts

Foreign Exchange Zero-Cost Collars

During the three and nine months ended September 30, 2026, the Company did not enter into any additional foreign exchange zero-cost collars (year ended December 31, 2025 – the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican pesos (“MXN”) between January 2026 and September 2027 for a total notional value of $21.0, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1).

As at September 30, 2026, the outstanding MXN/USD foreign exchange collar contracts had a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 to settle a notional value of $12.0 between October 2026 and September 2027 (December 31, 2025 – weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 to settle a notional value of $21.0 between January 2026 and September 2027).

18

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The table below provides a summary of the foreign exchange collar contracts outstanding by maturity as at September 30, 2026:

	Average Put Strike (Floor) Rate (MXN/USD)	Average Call Strike (Ceiling) Rate (MXN/USD)	Notional Value	Fair Value as at September 30, 2026
Less than 1 year	18.50	20.20	$12.0	$0.3

			$12.0	$0.3

Foreign Exchange Forwards

During the three months ended March 31, 2026, the Company entered into foreign exchange forward contracts to purchase MXN 3,947.2 million for $218.0 between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.11:1.

During the three months ended June 30, 2026, the Company entered into foreign exchange forward contracts to purchase MXN 1,809.4 million for $103.0 between May 2026 and May 2028 at a weighted average MXN/USD foreign exchange rate of 17.57:1.

During the three months ended September 30, 2026, the Company entered into foreign exchange forward contracts to purchase MXN 1,262.0 million for $70.3 between March 2027 and September 2028 at a weighted average MXN/USD foreign exchange rate of 17.96:1 (year ended December 31,
2025 – nil).

As at September 30, 2026, the outstanding MXN/USD foreign exchange forward contracts had a weighted average MXN/ USD foreign exchange rate of 18.18:1 to purchase MXN 3,223.0 million for $177.3 between October 2026 and September 2028 (December 31, 2025 – nil).

The table below provides a summary of the foreign exchange forward contracts outstanding by maturity as at September 30, 2026:

	Average Foreign Exchange Rate (MXN/USD)	Notional Value	Fair Value as at September 30, 2026
Less than 1 year	18.22	$121.0	$(0.6)
1–2 years	18.11	56.3	(2.1)

		$177.3	$(2.7)

QP Hedges

The Company enters into QP Hedges to mitigate exposure to price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under certain of the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at fair value through profit and loss, with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise.

19

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Given pricing elections by certain customers, during the nine months ended September 30, 2026, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment (year ended December 31, 2025 – the Company entered into QP Hedges on 546,620 ounces of silver and 4,945 tonnes of copper to achieve this price). As at September 30, 2026, the Company did not have any QP Hedge contracts outstanding and the fair value was $nil (December 31, 2025 – liability of $8.5).

Derivative gains and losses

Derivatives arising from gold forward contracts, foreign exchange collar and forward contracts and QP Hedges are intended to manage the Company’s risk management objectives associated with changing market values. These derivatives have not been designated as hedges. Changes in the fair value of these derivative contracts are recognized as a derivative (gain) loss, net in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

The following table shows the losses (gains) on derivative contracts during the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Unrealized loss (gain) on currency contracts	$6.2	$1.4	$2.7	$(6.8)
Unrealized gain on QP Hedges	—	—	(8.5)	—
Realized loss on gold contracts	—	1.3	—	3.4
Realized gain on currency contracts	(1.4)	(2.8)	(3.4)	(4.6)
Realized loss on QP Hedges	—	—	2.0	—

	$4.8	$(0.1)	$(7.2)	$(8.0)

20

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 15. Earnings Per Share

Earnings per share was calculated using the weighted average number of common shares outstanding for the three and nine months ended September 30, 2026 and 2025 as follows:

		Three Months Ended		Nine Months Ended
	Note	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net income		$155.2	$114.4	$476.5	$236.6
Gain on remeasurement of share-based payments		—	—	—	—

Net income, net of gain on remeasurement of share-based payments		$155.2	$114.4	$476.5	$236.6

Basic weighted average shares outstanding		92,501,366	86,095,076	93,716,067	86,142,060
Weighted average shares dilution adjustments:
Options		—	—	—	4,121
RSUs		129,671	171,150	127,109	182,342
ERSUs		83,431	331,010	115,387	315,306
EPSUs		388,373	861,144	407,414	738,996
Stock options assumed pursuant to the Prime Mining acquisition		1,148	—	1,173	—
Warrants assumed pursuant to the Prime Mining acquisition		3,617	—	3,721	—

Diluted weighted average shares outstanding		93,107,606	87,458,380	94,370,871	87,382,825

Earnings per share[1]
Basic		$1.68	$1.33	$5.08	$2.75
Diluted		$1.67	$1.31	$5.05	$2.71

1.	As DSUs are only cash-settled, they are excluded in the calculation of both basic and diluted earnings per share.

The following is a summary for the three and nine months ended September 30, 2026 and 2025 of the Options, RSUs, ERSUs, EPSUs, stock options assumed pursuant to the Prime Mining acquisition, and warrants assumed pursuant to the Prime Mining acquisition excluded in the diluted weighted average number of common shares outstanding, as their exercise or settlement would be anti-dilutive in the earnings per share calculation:

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Options	—	—	—	—
RSUs	—	—	1,513	—
ERSUs	40,852	9,226	66,168	10,718
EPSUs	39,833	20,327	61,011	20,682
Stock options assumed pursuant to the Prime Mining acquisition	—	—	—	—
Warrants assumed pursuant to the Prime Mining acquisition	—	—	—	—

	80,685	29,553	128,692	31,400

21

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Note 16. Supplemental Cash Flow Information

Changes in Non-cash Operating Working Capital

	Three Months Ended		Nine Months Ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Trade receivables	$(48.2)	$(43.1)	$(11.8)	$(49.9)
Value-added tax receivables, net	(13.0)	4.8	(16.5)	12.8
Inventory	(2.9)	0.1	(6.5)	(27.5)
Prepaid expenses and other current assets	(10.4)	(0.8)	(4.1)	0.6
Accounts payable and accrued liabilities	7.7	21.8	10.2	27.1

Changes in non-cash operating working capital	$(66.8)	$(17.2)	$(28.7)	$(36.9)

Note 17. Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, derivative contracts, debt, and lease-related obligations. Other than the derivative contracts and trade receivables related to copper sales, these financial instruments are recorded at amortized cost in the Condensed Consolidated Interim Statements of Financial Position. The fair values of these financial instruments, excluding debt and lease-related obligations, approximate their carrying values due to their short-term maturity.

The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period and are classified as Level 2 within the fair value hierarchy. The fair value of derivative contracts is estimated using a combination of quoted prices and market-derived inputs. The fair value of trade receivables related to copper sales is estimated using the forward price based on when the sale is expected to settle in final.

There were no amounts transferred between levels of the fair value hierarchy during the three and nine months ended September 30, 2026 and the year ended December 31, 2025.

Note 18. Segmented Information

The Company bases its operating segments on the way information is reported to, and used by, the Company’s chief operating decision-maker (“CODM”). The operating segment results are reviewed by the CODM in order to make decisions about resources to be allocated to the segment and to assess performance. The Chief Executive Officer, as the Company’s CODM, reviews financial information and allocates resources on a consolidated basis. Following the acquisitions of Reyna Silver on August 20, 2025 (Note 4) and Prime Mining on October 22, 2025 (Note 5), the Company’s primary business activity continues to be the operation of the Morelos Complex in Mexico where all revenues originate. As a result, for the three and nine months ended September 30, 2026, the Company considers its reportable operating segment to be the Morelos Complex. The Company separately recognizes the non-operating segment, Corporate and Other, which includes corporate and other non-operating assets engaged in pre-development exploration and evaluation activities (including Reyna Silver and Prime Mining) that do not pertain directly to the operating segment.

For the three and nine months ended September 30, 2025, the Company operated a single reportable operating segment, and amounts disclosed in the consolidated financial statements also represented segment amounts. Segmented information for the prior period was restated for comparative purposes to reflect the Morelos Complex and Corporate and Other as separate segments.

22

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables summarize information relating to the Company’s reportable segments as reviewed by the CODM for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$555.0	$—	$555.0
Cost of sales
Production costs	166.9	—	166.9
Royalties	17.7	—	17.7
Depreciation and amortization	60.4	—	60.4

Earnings from mine operations	$310.0	$—	$310.0
General and administrative expenses	—	15.5	15.5
Exploration and evaluation expenses	9.6	7.1	16.7

	$9.6	$22.6	$32.2

Derivative loss, net			4.8
Finance costs and other, net			2.0
Foreign exchange loss			0.4
			$7.2

Income before income taxes			$270.6

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

	Nine Months Ended September 30, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$1,500.4	$0.8	$1,501.2
Cost of sales
Production costs	484.1	0.3	484.4
Royalties	50.1	—	50.1
Depreciation and amortization	165.7	—	165.7

Earnings from mine operations	$800.5	$0.5	$801.0
General and administrative expenses	—	35.6	35.6
Exploration and evaluation expenses	24.4	13.8	38.2

	$24.4	$49.4	$73.8

Derivative gain, net			(7.2)
Finance costs and other, net			4.0
Foreign exchange loss			0.2

			$(3.0)

Income before income taxes			$730.2

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

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Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

	Three Months Ended September 30, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$416.4	$—	$416.4
Cost of sales
Production costs	140.0	—	140.0
Royalties	13.6	—	13.6
Depreciation and amortization	53.7	—	53.7

Earnings from mine operations	$209.1	$—	$209.1
General and administrative expenses	—	20.0	20.0
Exploration and evaluation expenses	6.9	0.7	7.6

	$6.9	$20.7	$27.6

Derivative gain, net			(0.1)
Finance costs and other, net			7.2
Foreign exchange loss			0.2

			$7.3

Income before income taxes			$174.2

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

	Nine Months Ended September 30, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$840.3	$—	$840.3
Cost of sales
Production costs	311.3	—	311.3
Royalties	28.2	—	28.2
Depreciation and amortization	114.5	—	114.5

Earnings from mine operations	$386.3	$—	$386.3
General and administrative expenses	—	50.4	50.4
Exploration and evaluation expenses	19.2	0.7	19.9

	$19.2	$51.1	$70.3

Derivative gain, net			(8.0)
Finance costs and other, net			15.0
Foreign exchange loss			1.3

			$8.3

Income before income taxes			$307.7

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

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Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables summarize total assets and total liabilities by reportable segments as at September 30, 2026 and December 31, 2025:

	As at September 30, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Total assets[2]	$2,724.4	$479.7	$3,204.1
Total liabilities	523.0	42.7	565.7

	As at December 31, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Total assets[2]	$2,527.9	$497.5	$3,025.4
Total liabilities	528.4	70.4	598.8

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.
2.	Total assets primarily relate to property, plant and equipment (Note 8).

Note 19. Commitments

Purchase Commitments

As at September 30, 2026, the total purchase commitments are as follows:

	As at September 30, 2026
	Less Than 1 Year	1–3 Years	4–5 Years	Greater Than 5 Years	Total
Operating commitments[1]	$306.5	$158.7	$5.6	$—	$470.8
Capital commitments[1]	78.7	14.4	0.8	—	93.9

	$385.2	$173.1	$6.4	$—	$564.7

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at September 30, 2026, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at September 30, 2026 is $63.3 relating to the power purchase agreement.

Morelos Complex Royalties and Mining Tax

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the nine months ended September 30, 2026, the Company paid $35.7 for the 2.5% royalty relating to the fourth quarter of 2025 and the first and second quarters of 2026 (nine months ended September 30, 2025 – $17.4 relating to the fourth quarter of 2024 and the first and second quarters of 2025). As at September 30, 2026, the Company had accrued $13.3 for the 2.5% royalty relating to the third quarter of 2026 (December 31, 2025 – $11.6 relating to the fourth quarter of 2025).

The Company is subject to a mining tax of 8.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 1.0% on sales of gold, silver and platinum. Both the mining tax and royalty are payable

25

Torex Resources Inc. | TSX: TXR

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Nine Months Ended September 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

to the Servicio de Administración Tributaria on an annual basis in March of the following year. The mining tax is considered an income tax for the purposes of IFRS Accounting Standards. In March 2026, the Company paid $64.6 in respect of the 8.5% and 1.0% mining tax and royalty for 2025 (paid in March 2025 – $39.4 for 2024). As at September 30, 2026, the Company had accrued $66.6 and $12.4 for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2027 (December 31, 2025 – $53.6 and $12.0, respectively).

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